EXHIBIT 12.1
STATEMENT RE COMPUTATION OF RATIOS
NEWALLIANCE BANCSHARES, INC
Computation of Consolidated Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months
	Ended	For the Years Ended December 31,

	6/30/2009	2008	2007	2006	2005	2004

Earnings
Pre-tax income from continuing operations before adjustment
for income or loss from equity investees	33,588	66,043	38,856	72,606	79,993	4,593
Fixed charges	91,702	210,537	229,692	162,686	101,416	62,540
Loss or (income) from equity investees	236	89	(1,575)	(1,839)	-	-
Distributed income of equity investees	115	359	929	734	434	-

Earnings, including deposits	125,641	277,028	267,902	234,187	181,843	67,133

Fixed Charges
Interest expense, including deposits	90,917	209,057	228,243	161,451	100,461	61,812
Estimated interest component of rental expense (1)	785	1,480	1,449	1,235	955	728

Fixed charges, including deposits	91,702	210,537	229,692	162,686	101,416	62,540

Ratio of earnings to fixed charges,
including deposits	1.37	1.32	1.17	1.44	1.79	1.07

Earnings
Pre-tax income from continuing operations before adjustment
for income or loss from equity investees	33,588	66,043	38,856	72,606	79,993	4,593
Fixed charges	47,584	105,865	98,759	72,017	45,925	28,713
Loss or (income) from equity investees	236	89	(1,575)	(1,839)	-	-
Distributed income of equity investees	115	359	929	734	434	-

Earnings, excluding deposits	81,523	172,356	136,969	143,518	126,352	33,306

Fixed Charges
Interest expense, excluding deposits	46,799	104,385	97,310	70,782	44,970	27,985
Estimated interest component of rental expense (1)	785	1,480	1,449	1,235	955	728

Fixed charges, excluding deposits	47,584	105,865	98,759	72,017	45,925	28,713

Ratio of earnings to fixed charges, excluding deposits	1.71	1.63	1.39	1.99	2.75	1.16

(1) Equal to one-third of operating lease expense